UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51637

GOLDEN VALLEY DEVELOPMENT, INC.
1200 Truxtun Avenue  #130
Bakersfield, CA  93301
(661) 327-0067

Common Stock, $0.001 par value registered under Section 12(g) of The Securities Exchange Act of 1934

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒Rule 12g-4(a)(1)

☒Rule 12g-4(a)(2)

☐Rule 12h-3(b)(1)(i)

☐Rule 12h-3(b)(1)(ii)

☐Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 58.

Pursuant to the requirements of the Securities Exchange Act of 1934, Golden Valley Development, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2010

By: /s/H. Arthur Davis
H. Arthur Davis

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.